P.E. 1/31/02

02012904

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-Ka

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
FEB 0 4 2002
WASH, D.C. 354 SECTION

For the month of January 2002

ORIX Corporation
(Translation of registrant's name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
(Registrant)

By..............
Shunsuke Takeda
Director
Deputy President and CFO
ORIX Corporation

Date: January 30, 2002

Material Contained

1. English summary of a release filed with the Tokyo Stock Exchange on January 21, 2002 regarding a share swap to make ORIX Facilities Corporation a wholly owned subsidiary of ORIX Corporation.

January 21, 2002

ORIX Corporation (8591)

Announcement to Make ORIX Facilities Corporation a Wholly Owned Subsidiary of ORIX Corporation by a Share Swap

January 21, 2002- Today it was announced that the Board of Directors of ORIX Corporation have agreed to make ORIX Facilities Corporation a wholly owned subsidiary by using a share swap. For further details please see below.

1. Purpose of Share Swap

ORIX Facilities is a majority owned subsidiary (89.73%) of ORIX Corporation and the parent company of Kansai Maintenance Corporation. It was decided to make ORIX Facilities Corporation a wholly owned subsidiary in order to further develop our real estate business.

By adding the high level of building maintenance know-how that Kansai Maintenance has accumulated with our expanding real estate business it will be possible for us to further develop our real estate business while improving overall efficiency and utilizing the specialized skills of management.

2. Conditions of Share Swap

Schedule

January 21, 2002:	Share Swap agreement approved and concluded by ORIX Corporation's Board of Directors
February 21, 2002:	Agreement to be approved at Stockholder's Meeting (ORIX Facilities Corporation)
March 26, 2002:	Planned date of Share Swap

Share Swap Ratio:

	ORIX Corporation	**ORIX Facilities Corporation**
Share Swap Ratio	1	0.072

Number of new ORIX Corporation shares to be issued in share swap: 20,577

3. Situation After Share Swap

(1) There will be neither changes to nor plans to make changes to the company name, operations, location, representative, or amount of capital.

(2) Making ORIX Facilities a wholly owned subsidiary of ORIX Corporation by a share swap is expected to have a slight effect on the overall consolidated business results.